FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the nine-month period ended December 31, 2013 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 18, 2014	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

KONAMI CORPORATION filed its Quarterly Securities Report for the nine-month period ended December 31, 2013 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 13, 2014. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

B.	Business

1.	Risks Relating to Our Business

2.	Significant Contracts

3.	Results of Operations and Financial position

C.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Convertible Bonds Exercise

d.	Rights Plan

e.	Common Stock and Additional Paid-in Capital

f.	Major Shareholders

g.	Voting Rights

2.	Directors and Corporate Auditors

D.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2013	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥63,669	¥47,734
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥683 million at March 31, 2013 and ¥446 million at December 31, 2013	33,066	25,090
Inventories	26,349	37,449
Deferred income taxes, net	20,749	19,791
Prepaid expenses and other current assets	9,650	13,057

Total current assets	153,483	143,121

PROPERTY AND EQUIPMENT, net	62,651	81,392

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	440	526
Investments in affiliate	2,247	2,258
Identifiable intangible assets	42,225	41,990
Goodwill	21,934	21,990
Lease deposits	26,625	26,512
Deferred income taxes, net	1,875	1,369
Other assets	11,468	10,745

Total investments and other assets	106,814	105,390

TOTAL ASSETS	¥322,948	¥329,903

See accompanying notes to consolidated financial statements.

	Millions of Yen
	March 31, 2013	December 31, 2013
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,681	¥5,108
Current portion of long-term debt	5,000	—
Current portion of capital lease and financing obligations	2,166	2,089
Trade notes and accounts payable	14,443	11,150
Accrued income taxes	4,104	527
Accrued expenses	19,971	18,564
Deferred revenue	5,464	8,373
Other current liabilities	3,683	5,030

Total current liabilities	59,512	50,841

LONG-TERM LIABILITIES:
Long-term debt, less current portion	—	15,000
Capital lease and financing obligations, less current portion	22,588	21,024
Accrued pension and severance costs	1,531	1,429
Deferred income taxes, net	4,424	4,294
Other long-term liabilities	8,894	9,354

Total long-term liabilities	37,437	51,101

TOTAL LIABILITIES	96,949	101,942

COMMITMENTS AND CONTINGENCIES (Note 12)
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2013 and December 31, 2013; outstanding 138,618,060 shares at March 31, 2013 and 138,613,168 shares at December 31, 2013	47,399	47,399
Additional paid-in capital	74,175	74,175
Legal reserve	284	284
Retained earnings	113,808	113,041
Accumulated other comprehensive income	1,009	3,682
Treasury stock, at cost- 4,881,940 shares at March 31, 2013 and 4,886,832 shares at December 31, 2013	(11,250)	(11,262)

Total KONAMI CORPORATION stockholders’ equity	225,425	227,319

Noncontrolling interest	574	642

TOTAL EQUITY	225,999	227,961

TOTAL LIABILITIES AND EQUITY	¥322,948	¥329,903

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

For the nine months ended December 31, 2012 and 2013

Consolidated Statements of Income

	Millions of Yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013
NET REVENUES:
Product sales revenue	¥68,399	¥65,931
Service and other revenue	91,752	90,015

Total net revenues	160,151	155,946

COSTS AND EXPENSES:
Costs of products sold	40,625	39,982
Costs of services rendered and others	66,782	68,044
Selling, general and administrative	37,824	40,532

Total costs and expenses	145,231	148,558

Operating income	14,920	7,388

OTHER INCOME (EXPENSES):
Interest income	141	234
Interest expense	(991)	(891)
Foreign currency exchange gain, net	725	2,457
Other, net	(123)	(14)

Other income (expenses), net	(248)	1,786

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	14,672	9,174
INCOME TAXES	5,735	4,082
EQUITY IN NET INCOME OF AFFILIATED COMPANY	7	31

NET INCOME	8,944	5,123
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	123	68

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥8,821	¥5,055

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013
Net income	¥8,944	¥5,123

Other comprehensive income, net of tax:
Foreign currency translation adjustments	1,375	2,617
Net unrealized gains on available-for-sale securities	50	55
Pension liability adjustment	2	1

Other comprehensive income	1,427	2,673

Comprehensive income	10,371	7,796

Comprehensive income attributable to the noncontrolling interest	123	68

Comprehensive income attributable to KONAMI CORPORATION	¥10,248	¥7,728

Per Share Data:
	Nine months ended December 31, 2012	Nine months ended December 31, 2013
Net income attributable to KONAMI CORPORATION per share:
Basic	¥63.63	¥36.47
Diluted	63.63	36.47

Weighted-average common shares outstanding	138,619,373	138,615,575
Diluted weighted-average common shares outstanding	138,619,373	138,615,575

See accompanying notes to consolidated financial statements.

For the three months ended December 31, 2012 and 2013

Consolidated Statements of Income

	Millions of Yen
	Three months ended December 31, 2012	Three months ended December 31, 2013
NET REVENUES:
Product sales revenue	¥22,434	¥28,296
Service and other revenue	31,044	29,722

Total net revenues	53,478	58,018

COSTS AND EXPENSES:
Costs of products sold	14,142	17,987
Costs of services rendered and others	23,057	22,019
Selling, general and administrative	13,922	14,395

Total costs and expenses	51,121	54,401

Operating income	2,357	3,617

OTHER INCOME (EXPENSES):
Interest income	50	127
Interest expense	(313)	(292)
Foreign currency exchange gain, net	1,094	1,510
Other, net	(4)	(5)

Other income, net	827	1,340

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	3,184	4,957
INCOME TAXES	1,270	1,898
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	(6)	3

NET INCOME	1,908	3,062
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	42	23

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥1,866	¥3,039

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Three months ended December 31, 2012	Three months ended December 31, 2013
Net income	¥1,908	¥3,062

Other comprehensive income, net of tax:
Foreign currency translation adjustments	2,917	2,059
Net unrealized gain on available-for-sale securities	23	0
Pension liability adjustment	0	0

Other comprehensive income	2,940	2,059

Comprehensive income	4,848	5,121

Comprehensive income attributable to the noncontrolling interest	42	23

Comprehensive income attributable to KONAMI CORPORATION	¥4,806	¥5,098

Per Share Data:
	Three months ended December 31, 2012	Three months ended December 31, 2013
Net income attributable to KONAMI CORPORATION per share:
Basic	¥13.46	¥21.92
Diluted	13.46	21.92

Weighted-average common shares outstanding	138,619,012	138,614,300
Diluted weighted-average common shares outstanding	138,619,012	138,614,300

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013
Cash flows from operating activities:
Net income	¥8,944	¥5,123
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	7,732	8,035
Provision for doubtful receivables	(183)	(128)
Loss on sale or disposal of property and equipment, net	108	52
Equity in net income of affiliated company	(7)	(31)
Deferred income taxes	622	1,431
Change in assets and liabilities, net of businesses acquired:
Decrease in trade notes and accounts receivable	9,791	9,615
Increase in inventories	(7,611)	(11,358)
Increase in prepaid expenses	(571)	(313)
Decrease in trade notes and accounts payable	(4,539)	(4,239)
Decrease in accrued income taxes, net of tax refunds	(9,934)	(6,237)
Decrease in accrued expenses	(1,578)	(1,985)
Increase in deferred revenue	638	2,515
Other, net	(651)	1,700

Net cash provided by operating activities	2,761	4,180

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(8,283)	(23,774)
Decrease (increase) in lease deposits, net	(10)	171
Acquisition of business	(1,245)	—
Other, net	64	99

Net cash used in investing activities	(9,474)	(23,504)

Cash flows from financing activities:
Increase in short-term borrowings, net	1,782	200
Proceeds from issuance of bonds	—	15,000
Redemption of bonds	(5,000)	(5,000)
Principal payments under capital lease and financing obligations	(1,933)	(1,678)
Dividends paid	(6,774)	(5,804)
Other, net	(3)	(97)

Net cash provided by (used in) financing activities	(11,928)	2,621

Effect of exchange rate changes on cash and cash equivalents	336	768

Net decrease in cash and cash equivalents	(18,305)	(15,935)

Cash and cash equivalents, beginning of the period	76,451	63,669

Cash and cash equivalents, end of the period	¥58,146	¥47,734

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission.

2. Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the current period.

3. Changes in Accounting Policies

New Accounting Pronouncements Adopted

Effective April 1, 2013, KONAMI has adopted Accounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. ASU 2013-02 requires the presentation of the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This ASU only updates disclosure requirements.

Change in Depreciation Method

Previously, the Company and its domestic subsidiaries had principally used the declining-balance method for computing depreciation expense of property and equipment. Effective April 1, 2013, the Company and its domestic subsidiaries changed their depreciation method to the straight-line method in order to appropriately reflect recent changes in the business environment. In the Health & Fitness Segment, management has decided to limit new capital expenditures for additional facilities and has begun implementing a new strategy to improve retention for longer-term membership. This will enable the Company to achieve a more stable utilization of the existing facilities. In addition, in other segments, the products and services have generally began generating consistent revenue and the centralization and enhancement of the production and manufacturing systems have resulted in a change in pattern of consumption, and it better reflects the future economic benefit from the usage of the property and equipment. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the nine months and the three months ended December 31, 2013 decreased by approximately ¥590 million and ¥215 million, respectively, and net income attributable to KONAMI CORPORATION and basic net income attributable to KONAMI CORPORATION per common share increased by ¥366 million and ¥2.64, respectively, for the nine months ended December 31, 2013, and increased by ¥134 million and ¥0.96, respectively, for the three months ended December 31, 2013.

4. Inventories

Inventories at March 31, 2013 and December 31, 2013 consisted of the following:

	Millions of Yen
	March 31, 2013	December 31, 2013
Finished products	¥7,813	¥11,116
Work in process	13,513	20,589
Raw materials and supplies	5,023	5,744

Total	¥26,349	¥37,449

5. Property and Equipment

Property and equipment at March 31, 2013 and December 31, 2013 consisted of the following:

	Millions of Yen
	March 31, 2013	December 31, 2013
Property and equipment, at cost:
Land	¥14,542	¥33,542
Buildings and structures	77,796	79,540
Tools, furniture and fixtures	26,672	29,914
Construction in progress	2,050	603

Total	121,060	143,599
Less-Accumulated depreciation and amortization	(58,409)	(62,207)

Net property and equipment	¥62,651	¥81,392

6. Business Combinations

On July 2, 2012, 4K Media Inc. (formerly 4K Acquisition Corp.), a subsidiary of the Company, entered into an asset purchase agreement with 4Kids Entertainment, Inc., which was engaged in the business of production of television and movie programs and licensing-out its content. The purpose of this agreement was to upgrade and extend the content of the Digital Entertainment business. The assets including merchandising rights to its content were acquired for ¥1,164 million in cash. Costs related to the acquisition of these assets of ¥43 million were reported in the operating expense in the accompanying consolidated statements of income.

The following table summarizes the fair values of the assets acquired at the acquisition date:

Millions of Yen
Current assets	¥125
Property and equipment	7
Identifiable intangible assets	1,001
Other assets	31

Total assets acquired	¥1,164

The acquired identifiable intangible assets consist of distribution and merchandising rights of ¥985 million and libraries of ¥16 million, which will be amortized over their estimated useful lives of eight years.

The results of operations of 4K Media Inc. from the acquisition date to the period ended December 31, 2012 were not material. The pro forma condensed combined financial information is not disclosed because the effect of this acquisition on KONAMI’s consolidated financial statements is not material.

7. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the nine months and the three months ended December 31, 2012 and 2013 were as follows:

	Millions of Yen
For the nine months ended December 31, 2012	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2012	¥215,458	¥262	¥215,720

Cash dividends attributable to KONAMI CORPORATION stockholders	(6,931)	—	(6,931)
Purchase of treasury stock	(3)	—	(3)
Comprehensive income:
Net income for the period	8,821	123	8,944
Other comprehensive loss, net of tax	1,427	—	1,427

Comprehensive income for the period	10,248	123	10,371

Balance at December 31, 2012	¥218,772	¥385	¥219,157

	Millions of Yen
For the nine months ended December 31, 2013	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2013	¥225,425	¥574	¥225,999

Cash dividends attributable to KONAMI CORPORATION stockholders	(5,822)	—	(5,822)
Purchase of treasury stock	(12)	—	(12)
Comprehensive income:
Net income for the period	5,055	68	5,123
Other comprehensive income, net of tax	2,673	—	2,673

Comprehensive income for the period	7,728	68	7,796

Balance at December 31, 2013	¥227,319	¥642	¥227,961

	Millions of Yen
For the three months ended December 31, 2012	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at September 30, 2012	¥217,432	¥343	¥217,775

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,465)	—	(3,465)
Purchase of treasury stock	(1)	—	(1)
Comprehensive income:
Net income for the period	1,866	42	1,908
Other comprehensive loss, net of tax	2,940	—	2,940

Comprehensive income for the period	4,806	42	4,848

Balance at December 31, 2012	¥218,772	¥385	¥219,157

	Millions of Yen
For the three months ended December 31, 2013	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at September 30, 2013	¥224,583	¥619	¥225,202

Cash dividends attributable to KONAMI CORPORATION stockholders	(2,357)	—	(2,357)
Purchase of treasury stock	(5)	—	(5)
Comprehensive income:
Net income for the period	3,039	23	3,062
Other comprehensive loss, net of tax	2,059	—	2,059

Comprehensive income for the period	5,098	23	5,121

Balance at December 31, 2013	¥227,319	¥642	¥227,961

8. Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the nine months and the three months ended December 31, 2013 are as follows:

	Millions of Yen
	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at March 31, 2013	¥1,033	¥25	¥(49)	¥1,009

Other comprehensive income before reclassifications	2,617	55	—	2,672
Amounts reclassified from accumulated other comprehensive income	—	—	1	1

Changes in accumulated other comprehensive income, net	2,617	55	1	2,673

Balance at December 31, 2013	¥3,650	¥80	¥(48)	¥3,682

	Millions of Yen
	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at September 30, 2013	¥1,591	¥80	¥(48)	¥1,623

Other comprehensive income before reclassifications	2,059	0	—	2,059
Amounts reclassified from accumulated other comprehensive income	—	—	0	0

Changes in accumulated other comprehensive income, net	2,059	0	0	2,059

Balance at December 31, 2013	¥3,650	¥80	¥(48)	¥3,682

Note:	Amounts reclassified from pension liability adjustment are included in the Selling, general and administrative expenses in the consolidated statements of income.

9. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of the Company and its domestic subsidiaries’ investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of the Company and its domestic subsidiaries’ long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from counterparties or third parties.

The estimated fair values of the Company and its domestic subsidiaries’ financial instruments at March 31, 2013 and December 31, 2013 are as follows:

	Millions of Yen
	March 31, 2013		December 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥440	¥440	¥526	¥526
Long-term debt, including current portion	(5,000)	(5,014)	(15,000)	(14,582)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—
Liabilities	—	—	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1	–	Quoted prices for identical assets or liabilities in active markets

Level 2	–	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3	–	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2013 and December 31, 2013, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
March 31, 2013	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥440	—	—	¥440

Total assets	¥440	—	—	¥440

Liabilities:	—	—	—	—

Total liabilities	—	—	—	—

	Millions of Yen
December 31, 2013	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥526	—	—	¥526

Total assets	¥526	—	—	¥526

Liabilities:	—	—	—	—

Total liabilities	—	—	—	—

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of March 31, 2013 and December 31, 2013, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

11. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including Content for social networks, Online games, Computer & Video Games, Amusement and Card Games.

2. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

3. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

4. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and pachinko machines.

Notes:

1.	“Corporate” primarily consists of administrative expenses of the Company.
2.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
3.	Intersegment sales and revenues are generally recorded at values that represent arm’s-length fair value.

The following tables summarize revenue and operating income (loss) by operating segment which are the primary measures used by KONAMI’s chief operating decision maker to measure KONAMI’s operating results and to measure segment profitability and performance. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Nine months ended December 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥80,102	¥59,998	¥16,599	¥3,452	—	¥160,151
Intersegment	466	24	—	2	¥(492)	—

Total	80,568	60,022	16,599	3,454	(492)	160,151
Operating expenses	64,984	57,956	13,002	4,307	4,982	145,231

Operating income (loss)	¥15,584	¥2,066	¥3,597	¥(853)	¥(5,474)	¥14,920

Nine months ended December 31, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥71,141	¥57,472	¥22,297	¥5,036	—	¥155,946
Intersegment	460	24	—	2	¥(486)	—

Total	71,601	57,496	22,297	5,038	(486)	155,946
Operating expenses	65,678	56,579	16,772	5,648	3,881	148,558

Operating income (loss)	¥5,923	¥917	¥5,525	¥(610)	¥(4,367)	¥7,388

Three months ended December 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥27,785	¥19,677	¥5,206	¥810	—	¥53,478
Intersegment	92	10	—	1	¥(103)	—

Total	27,877	19,687	5,206	811	(103)	53,478
Operating expenses	23,992	18,985	4,459	1,874	1,811	51,121

Operating income (loss)	¥3,885	¥702	¥747	¥(1,063)	¥(1,914)	¥2,357

Three months ended December 31, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥26,845	¥18,907	¥8,674	¥3,592	—	¥58,018
Intersegment	136	6	—	1	¥(143)	—

Total	26,981	18,913	8,674	3,593	(143)	58,018
Operating expenses	24,762	18,683	6,188	3,143	1,625	54,401

Operating income (loss)	¥2,219	¥230	¥2,486	¥450	¥(1,768)	¥3,617

b. Geographic information

Nine months ended December 31, 2012	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥123,639	¥24,164	¥8,485	¥3,863	¥160,151	—	¥160,151
Intercompany	8,088	2,061	103	462	10,714	¥(10,714)	—

Total	131,727	26,225	8,588	4,325	170,865	(10,714)	160,151
Operating expenses	120,298	22,588	8,853	4,330	156,069	(10,838)	145,231

Operating income (loss)	¥11,429	¥3,637	¥(265)	¥(5)	¥14,796	¥124	¥14,920

Nine months ended December 31, 2013	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥114,308	¥28,137	¥8,139	¥5,362	¥155,946	—	¥155,946
Intercompany	7,597	3,246	160	635	11,638	¥(11,638)	—

Total	121,905	31,383	8,299	5,997	167,584	(11,638)	155,946
Operating expenses	119,265	26,772	8,802	5,460	160,299	(11,741)	148,558

Operating income (loss)	¥2,640	¥4,611	¥(503)	¥537	¥7,285	¥103	¥7,388

Three months ended December 31, 2012	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥42,161	¥7,207	¥2,830	¥1,280	¥53,478	—	¥53,478
Intercompany	2,749	1,162	28	196	4,135	¥(4,135)	—

Total	44,910	8,369	2,858	1,476	57,613	(4,135)	53,478
Operating expenses	43,156	7,655	3,016	1,478	55,305	(4,184)	51,121

Operating income (loss)	¥1,754	¥714	¥(158)	¥(2)	¥2,308	¥49	¥2,357

Three months ended December 31, 2013	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥40,859	¥11,237	¥4,046	¥1,876	¥58,018	—	¥58,018
Intercompany	3,066	1,149	46	121	4,382	¥(4,382)	—

Total	43,925	12,386	4,092	1,997	62,400	(4,382)	58,018
Operating expenses	43,334	9,824	3,914	1,755	58,827	(4,426)	54,401

Operating income	¥591	¥2,562	¥178	¥242	¥3,573	¥44	¥3,617

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

12. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥329 million as of December 31, 2013.

13. Subsequent Events

No reportable subsequent events occurred.